UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

Clearant, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

184690 10 5
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                ☐ Rule 13d-1(b)

                ☒ Rule 13d-1(c)

                ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184690 10 5	Schedule 13G/A	Page 2 of 4 Pages

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) Biomedicine, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) …………………………………………………………………… (b) ……………………………………………………………………
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands, British West Indies
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,177,665
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,177,665
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,177,665
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row 9 5.45%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 184690 10 5	Schedule 13G/A	Page 3 of 4 Pages

          Reference is hereby made to the statement on Schedule 13G originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 11, 2005 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

          The following Item of the Schedule 13G is hereby amended and restated to read in its entirety as follows:

Item 4.                                   Ownership.

(a)                                  Amount beneficially owned:  2,177,665

(b)                                 Percent of class: 5.45%

(c)                                  Number of shares as to which the person has:

(i)                                     Sole power to vote or to direct the vote:  2,177,665

(ii)                                  Shared power to vote or to direct the vote:  0

(iii)                               Sole power to dispose or to direct the disposition of:  2,177,665

(iv)                              Shared power to dispose or to direct the disposition of:  0

CUSIP No. 184690 10 5	Schedule 13G/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2007

BIOMEDICINE, L.P.

By:	International BM Biomedicine Holdings
(Cayman) Ltd., its General Partner

By:	/s/ John Arnold

John Arnold
Name

Chairman & Managing Director
Title